September 25, 2008

Mr. Christopher Min
Vice President and Chief Financial Officer
eLoyalty Corporation
150 Field Drive, Suite 250
Lake Forest, Illinois 60045

      Re: **eLoyalty Corporation**
               Form 10-K for the year ended December 29, 2007
               File No. 000-27975

Dear Mr. Min:

We received your comment letter dated September 11, 2008. We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Please contact me at (202) 551-3401 with regard to questions you may have.

Sincerely,

Jennifer Gowetski
Senior Counsel